March 12, 2010

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

CF / AD 5

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Blockbuster Inc. Form 10-K for the year ended January 4, 2009 Filed April 6, 2009 File No. 001-15153

Dear Mr. Humphrey:

On behalf of Blockbuster Inc. (the “Company”), set forth below is a supplemental response to the Company’s response, dated January 29, 2010, to Comment 6 in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated December 18, 2009, concerning the above-referenced document.

Note 11 - Segment and Geographic Information, page 118

Comment 6:

In our previous response dated January 29, 2010, we indicated that we planned to provide segment disclosures for four reportable segments - three separate domestic segments (stores, by-mail and other domestic operations) and the existing international segment - beginning with the fourth quarter of fiscal 2009. This was based on the completion of our refinancing of our debt on October 1, 2009, which enabled us to make some management personnel changes and shift the responsibilities of existing personnel so that we could begin to execute the new strategy and focus that our CODM had previously discussed in response to the changes in our market place.

Prior to completion of our refinancing in October 2009, we operated under a cash management strategy to enhance and preserve as much liquidity as possible. This cash management strategy inhibited our ability to focus on operational and strategic initiatives designed to grow our business. After the completion of our refinancing in October 2009, we began to refine and implement our new strategy for distribution channels as well as address changes in our market place. We increased our inventory levels to support higher in-stock availability and increased our advertising in an effort to improve top-line performance in late November and December. However, we did not achieve the desired return on these investments, and as a result, our liquidity was once again negatively impacted. While we do plan to return to our business growth strategies in 2010, we will be limited in our pursuit of those strategies while we continue to manage our liquidity.

Three of our top executives resigned subsequent to our previous response to the Staff and we incurred significant reductions in force in February 2010. Instead of replacing key individuals, we have decided to eliminate certain positions and reassign responsibilities to other management personnel. As a part of this management realignment, we will no longer have separate senior vice presidents responsible for each of the divisions noted above.

For the foreseeable future we are resuming a cash management strategy and managing our business with the pre-October 2009 internal reporting structure. Therefore, we have concluded that it is appropriate to retain our previous two reportable segments – domestic and international – in our Form 10-K for the year ended January 3, 2010. As we reassess our management and reporting structure in the future, we will continue to evaluate the need to alter our segment reporting structure as well.

If you have any questions regarding the foregoing, please call the undersigned or Thomas M. Casey, Executive Vice President and Chief Financial Officer, at (214) 854-3000.

Very truly yours,

/s/ Bruce Lewis
Bruce Lewis
Senior Vice President, Tax and Controller

cc:	Thomas M. Casey, Executive Vice President and Chief Financial Officer, Blockbuster Inc.

Rod McDonald, Assistant General Counsel, Corporate and Securities, Blockbuster Inc.